OPERATING AGREEMENT
OF
Damsel Productions LLC

This OPERATING AGREEMENT (this "**Agreement**") of Damsel Productions LLC (the "**Company**") is made and entered into as of this 21 day of September, 2016.

W I T N E S S E T H :

WHEREAS, the parties desire to enter into this Agreement to make provision for certain affairs of the Company and its Members (as defined below) as set forth in this Agreement.

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree, effective as of the date hereof, as follows:

FIRST: The name of the Company is Damsel Productions LLC.

SECOND: The Company has been organized for the object and purpose of engaging in such acts and activities and conducting such business permitted by a limited liability company under the Delaware Limited Liability Company Law. The Company has the power to do any and all acts necessary, appropriate, proper, advisable, incidental or convenient to or in furtherance of the then purpose of the Company and has, without limitation, any and all powers that may be exercised on behalf of the Company by the Manager (defined below) pursuant to this Agreement.

THIRD: The principal place of business of the Company shall be Delaware.

FOURTH: The Company shall be managed by a manager or managers, as the case may be (the "**Manager**" or collectively, the "**Managers**") and may hire one or more employees having such titles and duties as may be specified in writing from time to time by the Manager. Megan Summers is the Manager. The Manager, shall be deemed to be an authorized person with full power and authority to execute and deliver on behalf of the Company such certificates, agreements and documents and take all such other actions as the Manager, in his discretion, deems reasonably necessary and in the best interests of the Company. The Manager may only be terminated and/or replaced by the vote of Members owning an aggregate percentage ownership interest in the Company of no less than 50.1%.

FIFTH: The name, and percentage ownership in the Company of each Member of the Company (each a "**Member**" and collectively the "**Members**") is set forth on Exhibit A attached hereto, which shall be updated and maintained by the Manager.

SIXTH: The Company shall continue until such time as it shall be terminated by action of Members owning an aggregate percentage ownership interest in the Company of no less than 50.1%.

SEVENTH: The profits and losses of the Company annually shall be divided among the Members in proportion to the respective percentage ownership interest in the Company.

EIGHTH: No Member shall have the right to assign its interest in the Company without the prior written consent of the Manager.

NINTH: One or more additional Members may be admitted to the Company upon the

1

terms and conditions as determined by and upon the determination and approval of the Manager.

TENTH: The right to continue the business upon the withdrawal of a Member for any reason is given to the remaining Members.

ELEVENTH: This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which shall constitute one and the same document.

TWELFTH: This Agreement may only be amended by Members owning an aggregate percentage ownership interest in the Company of no less than 50.1%.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first written above.

Members:
Screwtape Studios Pty Ltd



Name: Megan Summers

Exhibit A

Member Name	Percentage of Ownership
Screwtape Studios Pty Ltd	100 %